UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Genco Shipping and Trading Limited

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2685T115

(CUSIP Number)

David B. Charnin, Esq.

Strategic Value Partners, LLC

100 West Putnam Avenue

Greenwich, CT 06830

(203) 618-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D		Page 2 of 8
CUSIP No. Y2685T115

1	Names of Reporting Persons Strategic Value Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,633,679 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,633,679 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,633,679 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 17.2% (2)

14	Type of Reporting Person OO

(1) Consists of (i) 3,995,595 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 3,537,648 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 1,005,475 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. and 4,094,961 shares beneficially owned by SVP Special Situations II LLC as the investment manager of Strategic Value Special Situations Master Fund II, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity. As a result of the discussions described in Item 4 below, the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the 22,761,625 shares of Common Stock reported as beneficially owned by Centerbridge (as defined below) in filings with the Commission and the 10,240,593 shares of Common Stock reported as beneficially owned by Apollo (as defined below) in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  In addition, the Reporting Persons disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(2) Based on 73,544,994 shares of Common Stock outstanding as of May 10, 2016, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2016 filed with the Securities and Exchange Commission on May 10, 2016.

Schedule 13D		Page 3 of 8
CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations III LLC I.R.S. Identification No. Of Above Person (Voluntary)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,537,648

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,537,648

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,537,648 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 4.8% (2)

14	Type of Reporting Person OO

(1) As a result of the discussions described in Item 4 below, the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the 22,761,625 shares of Common Stock reported as beneficially owned by Centerbridge (as defined below) in filings with the Commission and the 10,240,593 shares of Common Stock reported as beneficially owned by Apollo (as defined below) in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  In addition, the Reporting Persons disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(2) Based on 73,544,994 shares of Common Stock outstanding as of May 10, 2016, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2016 filed with the Securities and Exchange Commission on May 10, 2016.

Schedule 13D		Page 4 of 8
CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations III-A LLC I.R.S. Identification No. Of Above Person (Voluntary)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,005,475

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,005,475

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,005,475 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 1.4% (2)

14	Type of Reporting Person OO

(1) As a result of the discussions described in Item 4 below, the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the 22,761,625 shares of Common Stock reported as beneficially owned by Centerbridge (as defined below) in filings with the Commission and the 10,240,593 shares of Common Stock reported as beneficially owned by Apollo (as defined below) in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  In addition, the Reporting Persons disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(2) Based on 73,544,994 shares of Common Stock outstanding as of May 10, 2016, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2016 filed with the Securities and Exchange Commission on May 10, 2016.

Schedule 13D		Page 5 of 8
CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations II LLC I.R.S. Identification No. Of Above Person (Voluntary)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,094,961

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,094,961

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,094,961 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 5.6% (2)

14	Type of Reporting Person OO

(1) As a result of the discussions described in Item 4 below, the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the 22,761,625 shares of Common Stock reported as beneficially owned by Centerbridge (as defined below) in filings with the Commission and the 10,240,593 shares of Common Stock reported as beneficially owned by Apollo (as defined below) in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  In addition, the Reporting Persons disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(2) Based on 73,544,994 shares of Common Stock outstanding as of May 10, 2016, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2016 filed with the Securities and Exchange Commission on May 10, 2016.

Schedule 13D		Page 6 of 8
CUSIP No. Y2685T115

1	Names of Reporting Persons Victor Khosla I.R.S. Identification No. Of Above Person (Voluntary)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,633,679 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,633,679 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,633,679 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 17.2% (2)

14	Type of Reporting Person OO

(1) Consists of (i) 3,995,595 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 3,537,648 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 1,005,475 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. and 4,094,961 shares beneficially owned by SVP Special Situations II LLC as the investment manager of Strategic Value Special Situations Master Fund II, L.P. which also may be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity. Mr. Khosla is the sole member of Midwood Holdings, LLC, which is the managing member of Strategic Value Partners, LLC and is also the indirect majority owner and control person of Strategic Value Partners, LLC, SVP Special Situations III LLC, SVP Special Situations III-A LLC and SVP Special Situations II LLC. As a result of the discussions described in Item 4 below, the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the 22,761,625 shares of Common Stock reported as beneficially owned by Centerbridge (as defined below) in filings with the Commission and the 10,240,593 shares of Common Stock reported as beneficially owned by Apollo (as defined below) in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  In addition, the Reporting Persons disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(2) Based on 73,544,994 shares of Common Stock outstanding as of May 10, 2016, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2016 filed with the Securities and Exchange Commission on May 10, 2016.

Schedule 13D CUSIP No. Y2685T115	Page 7 of 8

AMENDMENT NO. 4 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Persons with respect to the Common Stock of the Issuer on July 22, 2015, Amendment No. 1 thereto filed on November 12, 2015, Amendment No. 2 thereto filed on February 18, 2016, and Amendment No. 3 thereto filed on May 13, 2016 (as so amended, the “Schedule13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 2. Identity and Background.

Item 2 is hereby amended and supplemented with the following:

The shares of Common Stock reported herein as beneficially owned by SVP Special Situations III-A LLC (“SVP III-A) are directly held by Strategic Value Opportunities Fund, L.P., a Cayman Islands exempted limited partnership. SVP III—A is the investment manager of, and exercises investment discretion over, Strategic Value Opportunities Fund, L.P.  Strategic Value Partners, LLC is the managing member of SVP III-A.  SVP III —A is indirectly majority owned and controlled by Mr. Khosla.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

The Reporting Persons have discussed financing options with the Issuer, its existing or potential lenders, and other sources of potential financing of the Issuer, including an equity financing and a new credit facility.  On June 8, 2016, the Funds delivered to the Issuer an equity financing commitment letter (the “Commitment Letter”).  Pursuant to the terms of the Commitment Letter, the Reporting Persons have agreed to purchase, or cause an assignee to purchase, $17,302,277 of equity securities of the Issuer, at or immediately prior to the closing of a private placement (“Private Placement”). The Reporting Persons’ obligations under the Commitment Letter are subject to certain conditions, including that affiliates of Apollo Global Management, LLC and affiliates of Centerbridge Partners, L.P. fund their equity financing commitments set forth in Exhibit A of the Commitment Letter.

The Reporting Persons’ obligations under the Commitment Letter will terminate on June 30, 2016.  To the extent that the Reporting Persons acquire additional Common Stock or other equity securities of the Issuer, pursuant to the terms of the Commitment Letter or otherwise, such securities will be acquired for investment purposes and in the ordinary course of the Reporting Persons’ investment business.

The forgoing summary of the Commitment Letter is qualified in its entirety by reference to the Commitment Letter, a copy of which is set forth as Exhibit C attached hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented with the following:

Based upon the potential purchases of the Issuer’s equity securities by the Reporting Persons contemplated under the terms of the Commitment Letter discussed above in Item 4 of this Amendment No. 4, discussions that the Reporting Persons have had with persons associated with Apollo and Centerbridge (each as defined below), and equity financing commitment letters the Reporting Persons believe have been delivered to the Issuer by Apollo Global Management, LLC and Centerbridge Partners, L.P., the Reporting Persons, Apollo, and Centerbridge could potentially be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder.  Based solely upon information disclosed in a Schedule 13D filed jointly with the Commission on May 11, 2016 by Centerbridge Credit Partners, L.P. and certain other filers (collectively, “Centerbridge”), the Reporting Persons believe certain of the Centerbridge filers have beneficial ownership of 22,761,625 shares of Common Stock, or 30.9% of the Issuer’s outstanding shares of Common Stock.  Based solely upon information disclosed in a Schedule 13D filed jointly with the Commission on February 26, 2016 by Apollo Management Holdings GP, LLC and certain other filers (collectively, “Apollo”), the Reporting Persons believe certain of the Apollo filers have beneficial ownership of 10,240,593 shares of Common Stock, or 14.0% of the Issuer’s outstanding shares of Common Stock.  Accordingly, the Reporting Persons believe that collectively, the Reporting Persons, Centerbridge, and Apollo have beneficial ownership of 45,635,897 shares of Common Stock, or 62.1% of the Issuer’s outstanding shares of Common Stock in the aggregate. The Reporting Persons expressly disclaim the existence of a group, as well as beneficial ownership with respect to any shares of Common Stock beneficially owned by Centerbridge and Apollo, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

The information provided above in Item 4 of this Amendment No. 4 is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit C                                             Equity Financing Commitment Letter, dated as of June 8, 2016, from Strategic Value Master Fund, Ltd., Strategic Value Special Situations Master Fund II, L.P., Strategic Value Special Situations Master Fund III, L.P., and Strategic Value Opportunities Fund, L.P. to Genco Shipping and Trading Limited.

Schedule 13D CUSIP No. Y2685T115	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2016

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

SVP SPECIAL SITUATIONS II LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

/s/ Victor Khosla
Victor Khosla

EXHIBIT C

STRATEGIC VALUE MASTER FUND, LTD.

STRATEGIC VALUE SPECIAL SITUATIONS MASTER FUND II, L.P.

STRATEGIC VALUE SPECIAL SITUATIONS MASTER FUND III, L.P.

STRATEGIC VALUE OPPORTUNITIES FUND, L.P.

June 8, 2016

Genco Shipping & Trading Limited

299 Park Avenue, 12th Floor

New York, NY 10171

Re:                             Equity Financing Commitment

Gentlemen:

This letter agreement (this “Agreement”) sets forth the commitment of the entities listed on Exhibit A hereto (each such entity being an “Investor”) to purchase, or cause an assignee permitted by paragraph 2 of this Agreement to purchase, equity securities of Genco Shipping & Trading Limited, a Marshall Islands corporation (“Genco”), , at or immediately prior to the closing (the “Closing”) of a private placement of equity securities of Genco (the “Private Placement”) on the terms and conditions set forth herein and such other terms and conditions as are satisfactory to each Investor in its sole discretion.  The Investor acknowledges and agrees that the Private Placement will be a private placement under the Securities Act of 1933, as amended, for which the investor will give customary representations and warranties.

1.                                      On the terms and conditions set forth herein and such other terms and conditions for the Private Placement as are satisfactory to each Investor in its sole discretion, each Investor hereby commits to purchase, or cause an assignee permitted by paragraph 2 of this Agreement to purchase, directly or indirectly, at or immediately prior to the Closing the minimum dollar amount of equity securities of Genco set forth opposite such Investor’s name on Exhibit A to this Agreement (such Investor’s “Commitment”).  Each Investor will fund the Commitment at or immediately prior to the Closing.  Such equity securities shall consist of equity securities of the same class of securities and at the same per-security price as Genco issues to purchasers in the Private Placement.

2.                                      This Agreement and the obligation of each Investor to fund its Commitment, or cause its Commitment to be funded, shall automatically and immediately terminate after 11:59 p.m. on June 30, 2016.  Paragraphs 2, 3, 4 and 8 shall remain in full force and effect, notwithstanding any termination of this Agreement.  The Commitments set forth herein shall not be assignable by Genco without the applicable Investor’s prior written consent, and the granting of such consent in a given instance shall be solely in the discretion of such Investor and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment.  The obligations of an Investor hereunder shall not be assignable by such Investor without Genco’s prior written consent, and the granting of such consent in a given instance shall be solely in the discretion of Genco and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment; provided that an Investor may assign one or more portions of its Commitment to any of its Affiliates and/or to any fund or entity advised by such Investor or its Affiliates; provided further, that no such assignment by an Investor shall relieve such Investor of any of its obligations hereunder.  For purposes hereof, “Affiliates,” in relation to a person or entity, means any other person or entity which, directly or indirectly, controls, or is controlled by, or is under common control with, such person or entity; and “control” means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interest, by contract or otherwise.  Any transfer or assignment in violation of the preceding three sentences shall be null and void.  This Agreement sets forth the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior arrangements and understandings with respect thereto.

3.                                      This Agreement is solely for the benefit of the parties hereto and is not intended to, nor does it, confer any benefits on, or create any rights or remedies in favor of, any other person or entity.

4.                                      Each party acknowledges and agrees that (a) this Agreement is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto and neither this Agreement nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise and (b) the obligations of the Investor under this Agreement are solely contractual and not fiduciary in nature.

5.                                      The funding of the Commitment of each Investor under this Agreement shall be subject to the satisfaction or waiver by such Investor, prior to the Closing, of the following conditions:

(a)                                 There shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts since the date hereof which, individually or in the aggregate, has had a material adverse effect on Genco’s financial condition, business, assets or results of operation.

(b)                                 No applicable law or regulation shall prohibit the funding of the Commitment or the consummation of the Private Placement, and a customary legal opinion on the validity and legality of the securities shall have been delivered to the Investor.

(c)                                  All actions by or in respect of, or filings with, any governmental or regulatory authority required as of the date of funding of the Commitment to permit such funding and the consummation of the Private Placement shall have been taken, made or obtained.

(d)                                 Concurrently with such funding, affiliates of Centerbridge Partners, L.P. and Apollo Global Management, LLC shall fund their Commitments for the Private Placement by purchasing equity securities of the same class and at the same per-security price and upon the same terms and conditions as the securities purchased by the Investor.

(e)                                  All terms and conditions of, including without limitation the size of the offering, and definitive documentation for, the Private Placement shall be acceptable to each Investor in its sole discretion.

6.                                      The Investor hereby represents and warrants with respect to itself to Genco that (a) it has all limited partnership, limited liability company, corporate or other organizational power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by the Investor has been duly and validly authorized and approved by all necessary limited partnership, limited liability company, corporate or other organizational action by it; (c) this Agreement has been duly and validly executed and delivered by it and, assuming due and valid authorization, execution and delivery by the other parties hereto, constitutes a valid and legally binding obligation of it; enforceable against it in accordance with the terms of this Agreement except as such enforceability may be limited under applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect affecting the enforcement of creditors’ rights generally, or by general principles of equity; (d) it has and will have for so long as this Agreement shall remain in effect uncalled capital commitments or otherwise will have available funds sufficient to fund the amount of its Commitment when and as required hereunder; and (e) all consents, approvals, authorizations, permits of, filings with and

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notifications to, any governmental authority or other third party necessary for the due execution, delivery and performance of this Agreement by the Investor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority or other third party is required in connection with the execution, delivery or performance of this Agreement.

7.                                      This Agreement may not be amended or otherwise modified without the prior written consent of Genco and the Investor.

8.

(a)                                 THE AGREEMENT AND ALL ACTIONS (WHETHER AT LAW, IN CONTRACT OR IN TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.  Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the New York State courts located in the City and County of New York and the United States District Court for the Southern District of New York for the purpose of any action arising out of or relating to this Agreement, and each of the parties hereto irrevocably agrees that all claims in respect of such action may be heard and determined exclusively such courts.  Each of the parties hereto agrees that a final judgment in any action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.  Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action relating to the Commitment or this Agreement, on behalf of itself or its property, by the personal delivery of copies of such process to such party.  Nothing in this paragraph 8(a) shall affect the right of any party hereto to serve legal process in any other manner permitted by applicable law.

(b)                                 EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS PARAGRAPH 8(b).

9.                                      This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same

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binding legal effect as if it were the original signed version thereof delivered in person.  No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

10.                               This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement

11.                               The obligations of the Investors hereunder shall be several and not joint.

[Signature page follows.]

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If this Agreement is agreeable to you, please so indicate by signing in the space indicated below.

Very truly yours,

STRATEGIC VALUE MASTER FUND, LTD.
By: Strategic Value Partners, LLC, its Investment Manager

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

STRATEGIC VALUE SPECIAL SITUATIONS MASTER FUND II, L.P.
By: SVP Special Situations II, LLC, its Investment Manager

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

STRATEGIC VALUE SPECIAL SITUATIONS MASTER FUND III, L.P.
By: SVP Special Situations III, LLC, its Investment Manager

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

STRATEGIC VALUE OPPORTUNITIES FUND, L.P.
By: SVP Special Situations III-A, LLC, its Investment Manager

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

Signature Page to Equity Commitment Letter

Accepted and agreed as of the date first set forth above:

GENCO SHIPPING & TRADING LIMITED

By:
Name:
Title:

Signature Page to Equity Commitment Letter

Exhibit A

Investor Name	Commitment
STRATEGIC VALUE MASTER FUND, LTD., a Cayman limited company	$5,472,110.86
STRATEGIC VALUE SPECIAL SITUATIONS MASTER FUND II, L.P., a Cayman limited partnership	$5,608,196.16
STRATEGIC VALUE SPECIAL SITUATIONS MASTER FUND III, L.P., a Cayman limited partnership	$4,844,935.99
STRATEGIC VALUE OPPORTUNITIES FUND, L.P., a Cayman limited partnership	$1,377,034.13

Signature Page to Equity Commitment Letter